FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Translation of letter to the Buenos Aires Stock Exchange dated April 19, 2012

Note I/YPF No. 17/2012

Buenos Aires, April 19, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Project of Law N°529/12

Dear Sirs:

The purpose of this letter is to comply with the requirements of Chapter VII, Article 23 of the Regulations of the Buenos Aires Stock Exchange.

We hereby inform you that, the Legal and Technical Secretariat of the Nation’s Presidency has notified YPF S.A. about the Project of Message and Law N°529/12, which, among other matters, provided for the expropriation of 51% of the equity of YPF S.A. represented by an identical stake of Class D Shares of said company owned by Repsol YPF S.A., its controlled or controlling entities, directly or indirectly.

Please find attached a copy of the mentioned Project.1

Yours faithfully,
Architect Julio M. DE VIDO Interventor YPF, Decree No. 530/12

1 We hereby provide a translation of the dispositions contained in said Project.

TRANSLATION

THE SENATE AND HOUSE OF DELEGATES OF THE ARGENTINE
NATION, CONVENED IN LEGISLATURE
PENALIZES BY LAW:

TITLE I

SOLE CHAPTER

ARGENTINA’S HYDROCARBON SOVEREIGNTY

Article 1. - Achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, is hereby declared a national public interest and a priority for ARGENTINA, with the goal of guaranteeing socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the provinces and regions.

Article 2.- The NATIONAL EXECUTIVE OFFICE, as the authority in charge of setting policy on this subject, shall introduce the measures necessary to accomplish the purpose of the present law with the participation of the provinces and public and private capital, national and international.

Article 3.- The principles of the Argentine hydrocarbon policy are hereby established as the following:

a.	Promote the use of hydrocarbons and their derivatives to promote development and as a mechanism to increase the competitiveness of the various economic sectors and that of the provinces and regions.

b.	Convert hydrocarbon resources to proved reserves and their exploitation and the restoration of reserves.

c.	Integrate public and private capital, national and international, into strategic alliances dedicated to the exploration and exploitation of conventional and nonconventional hydrocarbons.

d.	Maximize the investments and the resources employed for the achievement of self-sufficiency in hydrocarbons in the short, medium and long term.

e.
Incorporate new technologies and categories of management that contribute to the improvement of hydrocarbon exploration and exploitation activities and the advancement of technological development in ARGENTINA in this regard.

f.	Promote the industrialization and sale of hydrocarbons with a high added-value.

g.	Protect the interests of consumers with respect to the price, quality and availability of hydrocarbon derivatives.

h.
Collect outstanding balances relating to exportable hydrocarbons in order to improve the balance sheet, ensuring a rational exploitation of the resources and the sustainability of its exploitation for use by future generations.

TITLE II

SOLE CHAPTER
FEDERAL COUNCIL OF HYDROCARBONS

Article 4.- A FEDERAL COUNCIL OF HYDROCARBONS is hereby created which shall include the participation of the following:

a.
The MINISTRY OF ECONOMY AND PUBLIC FINANCES, the MINISTRY OF FEDERAL PLANNING, PUBLIC INVESTMENT AND SERVICES, the MINISTRY OF LABOR, EMPLOYMENT AND SOCIAL SECURITY and the MINISTRY OF INDUSTRY, through their respective representatives.

b.	The provinces and the Autonomous City of Buenos Aires, through the representatives that each may appoint.

Article 5.- The duties of the FEDERAL COUNCIL OF HYDROCARBONS shall be the following:

a.	Promote the coordinated action of the National and Provincial Governments, with the purpose of ensuring the fulfillment of the objectives of the present law.

b.
Adopt decisions regarding all questions related to the accomplishment of the objectives of this law and the establishment of an Argentine hydrocarbons policy that the National Executive Office may submit for consideration.

Article 6.- The Council shall convene a meeting with the absolute majority of its members an shall be presided and represented by the representative of the National Government that the National Executive Office designates to such end.  It shall establish its own internal regulations.

TITLE III
RECUPERATION OF CONTROL OF YPF

CHAPTER I
EXPROPRIATION

Article 7.- For purposes of ensuring the fulfillment of the objectives of this law, FIFTY-ONE PERCENT (51%) of the equity of YPF SOCIEDAD ANÓNIMA, represented by an identical stake of Class D shares held by Repsol YPF S.A., held by its controlled or controlling entities, directly or indirectly, is hereby declared a public interest and subject to expropriation.

Article 8.- The YPF Sociedad Anónima shares subject to expropriation in accordance with the preceding article shall be distributed in the following manner: FIFTY-ONE PERCENT (51%) shall belong to the National Government and the remaining FORTY-NINE PERCENT (49%) shall be distributed among the provinces that compose the NATIONAL ORGANIZATION OF HYDROCARBON PRODUCING STATES.

Regulations shall take into consideration the conditions relating to the transfer, ensuring that the distribution of the shares among the provinces that accept their transfer is conducted in an equitable manner, considering each of their levels of hydrocarbon production and proved reserves.

Article 9.- To ensure compliance with the objectives of this law, the National Executive Office, by itself or through an appointed public entity, shall exercise all the political rights associated with the shares subject to expropriation until the transfer of political and economic rights is completed, in accordance with the preceding article.

The transfer of the political and economic rights of the shares subject to expropriation conducted by the National Government in favor of the provincial governments members of the NATIONAL ORGANIZATION OF HYDROCARBON PRODUCING STATES, shall provide for the exercise of shareholder rights in a unified manner for the minimum term of 50 years by means of a shareholders’ agreement.

The appointment of YPF S.A. Directors corresponding to the expropriated shares shall be completed proportionately considering the holdings of the National Government, Provincial Governments and one director shall represent the employees of the company.

Article 10.- For purposes of implementing this law and the registration of the ownership rights connected to the shares subject to expropriation, it is hereby recorded that the expropriation of such shares is conducted for the public interest and that any future transfer of the shares is prohibited without the permission of the National Congress by a two-thirds vote of its members.

Article 11.- The expropriation process shall be governed by the provisions of Law No. 21,499 and the expropriator shall be the National Executive Office.

Article 12.- The price of the property subject to expropriation shall be determined in accordance with the provisions of Law No. 21,499, Article 10 and the corresponding provisions.  The appraisal shall be conducted by the National Court of Appraisal.

CHAPTER II

OPERATIONAL CONTINUITY

Article 13.- To ensure the continuity of the activities associated with the exploration, production, processing and refining of hydrocarbons by YPF S.A., as well as their transport, distribution and sale, and the increasing investment flows, and adequately supplying the fuel required for the function of the national economy pursuant to the provisions of this law, the National Executive Office, through the persons or organizations it appoints, shall exercise all of the rights conferred upon the shares subject to expropriation in accordance with articles 57 and 59 of such act.

The National Securities Commission, on the day of enactment of this law, shall convene a shareholders meeting in order to discuss, among other matters deemed necessary and relevant for the purposes of the foregoing, the dismissal of all the directors and alternate members, trustees and their alternates, and appoint replacements for the applicable term.

Article 14.- The National Executive Office and Auditor designated by YPF Sociedad Anónima are empowered to adopt all actions and precautions as necessary, until control of YPF Sociedad Anónima is assumed, in order to ensure the operation of the company, the preservation of its assets, and the supply of hydrocarbons.

CHAPTER III

THE LEGAL CONTINUITY OF YPF S.A.

Article 15.-  In the execution of its activities, YPF Sociedad Anónima shall continue to operate as a public company pursuant to Chapter II, Section V of Law Nº 19,550 and its corresponding regulations, and shall not be subject to any legislation or regulation applicable to the management or control of Companies or entities owned by the National Government or provincial governments.

Article 16.-  The administration of shareholder rights corresponding to the shares subject to expropriation by the National Government and its provinces shall be executed pursuant to the following principles:

a.	The strategic contribution of YPF Sociedad Anónima in compliance with the objectives set forth herein.

b.	The administration of YPF Sociedad Anónima pursuant to the industry’s best practices and corporate governance, safeguarding shareholder interest and generating value on their behalf.

c.	The professional management of YPF S.A.

Article 17.- For purposes of complying with the present law, with respect to sources of finance, YPF Sociedad Anónima shall resort to internal and external, strategic alliances, joint ventures, transitory business unions, and all cooperation partnerships whether public, private or mixed companies, domestic and foreign.

Article 18.- This law is a public order law and shall enter into force upon its publication in the Official Gazette.

Article 19.- It shall be communicated to the National Executive Office.

Illegible Signatures:

DR. JUAN MANUEL ABAL MEDINA – CHIEF OF MINISTERS

DEBORA ADRIANA GIORGI – MINISTER OF INDUSTRY

DR. HERNAN GASPAR LORENZINO – MINISTER OF ECONOMY AND PUBLIC FINANCE

JULIO MIGUEL DE VIDO – MINISTER OF FEDERAL PLANNING, PUBLIC INVESTMENT AND SERVICES

ANIBAL FLORENCIO RANDAZZO – MINISTER OF THE INTERIOR

DR. CARLOS ALFONSO TOMADA – MINISTER OF LABOR, EMPLOYMENT AND SOCIAL SECURITY

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 19, 2012	By:	/s/ Julio M. DE VIDO
	Name:	Julio M. DE VIDO
	Title:	Interventor